CONVERSION AGREEMENT

This Agreement executed on December 28, 2004 is made by and between Cobalis Corp., a Nevada corporation (the "Company") with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Kevin Pickard (the "Consultant"), with an address at 28490 Westinghouse Place, Suite 140, Valencia, CA 91355.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

CONSULTING FEES CONVERSION: The Consultant has rendered his professional services to the Company continuously from August, 2004 and has rendered 4 (four) invoices (1306, 1340, 1350 and 1365) to the Company totaling $13,079 (thirteen thousand seventy-nine dollars). The Parties hereby agree to convert $13,079 (thirteen thousand seventy-nine dollars) of this obligation of the Company into 13,079 (thirteen thousand seventy-nine) fully-paid and non-assessable free trading shares, at the conversion rate of $1.00 per share, upon the execution of this Agreement.

Furthermore, the Parties agree to convert $36,921 (thirty-six thousand nine hundred twenty-one dollars) of Consultant's fees for his future services to the Company into 36,921 (thirty-six thousand nine hundred twenty-one) fully-paid and non-assessable free trading shares, at the conversion rate of $1.00 per share, upon the execution of this Agreement.

The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

THE COMPANY (COBALIS, CORP.)                THE CONSULTANT (KEVIN PICKARD)


--------------------------------            --------------------------------
Chaslav Radovich                            Kevin Pickard
President/CEO